SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.   20549


------------------------------

FORM 11-K

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended June 30, 1996

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ______________ to ____________ Commission file number _______________



-------------------------------


HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED
RETIREMENT SAVINGS PLAN
(Full title of the Plan)




HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED
1101 PENNSYLVANIA AVENUE, NW
WASHINGTON, D.C.   20004
(Name of issuer of the securities held pursuant to the Plan and address of its principal executive office)


----------------------------------------------------------------------------
----------------------------------------------------------------------------

Harman International
Industries, Incorporated
Retirement Savings Plan

Financial Statements and
Supplemental Schedules

June 30, 1996 and 1995

(With Independent Auditors' Report Thereon)

Harman International Industries, Incorporated
Retirement Savings Plan

Index to Financial Statements and Supplemental Schedules

                                                                                                                   Page
Independent Auditors' Report                                                                       1

Statement of Net Assets Available for Plan Benefits -
June  30, 1996                                                                                               2

Statement of Net Assets Available for Plan Benefits -
June  30, 1995                                                                                               3

Statement of Changes in Net Assets Available for Plan Benefits -
Year ended June  30, 1996                                                                            4

Statement of Changes in Net Assets Available for Plan Benefits -
Year ended June  30, 1995                                                                            5

Notes to Financial Statements                                                                       6

                                                                                                               Schedule

Line 27a - Schedule of Investments Held at End of Plan Year -
June 30, 1996                                                                                               1

Line 27d - Schedule of Reportable Transactions -
Year ended June 30, 1996                                                                            2

Line 27b - Schedule of Loans in Default -
Year ended June 30, 1996                                                                            3


All other supplemental schedules omitted are not applicable or are not required, based on disclosure requirements of the Employee
Retirement Income Security Act of 1974 and regulations issued by the Department of Labor.

Independent Auditors' Report

The Administrative Committee of the Board of Directors

Harman International Industries, Incorporated:

We have audited the accompanying statements of net assets available for Plan benefits of the Harman International Industries, Incorporated Retirement Savings Plan as of June 30, 1996 and 1995 and the related statements of changes in net assets available for Plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for Plan benefits of the Harman International Industries, Incorporated Retirement Savings Plan as of June 30, 1996 and 1995 and the changes in net assets available for Plan benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information in Schedules 1 through 3 is presented for the purpose of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income
Security Act of 1974 and is not a required part of the basic financial statements. The fund information in the statements of net assets available for Plan benefits and the related statements of changes in net assets available for Plan benefits is presented for purposes of additional analysis rather than to present the net assets available for Plan benefits and the changes in net assets available for Plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, when considered in relation to the basic financial statements taken as a whole.

/s/  KPMG Peat Marwick LLP

November 1, 1996

Harman International Industries, Incorporated
Retirement Savings Plan
Statement of Net Assets Available for Plan Benefits
June 30, 1996



                                                                                                             The Putnam
                                                               Fixed               Fund for          Company
                                                              Income           Growth and          Stock
                       Assets                              Fund              and Income          Fund
Investments:
Guaranteed investment contracts      $21,508,663                      -                      -
Mutual funds                                                     -          15,199,934                    -
Harman International Industries,
Incorporated common stock                              -                         -         6,368,068
Money market funds                                  52,238                       -                     -
Pooled separate accounts                                   -                         -                     -
Participant loans                                                -                          -                     -
                                                            21,560,901        15,199,934        6,368,068

Contributions receivable                         846,027              661,707           455,365

Total assets                                         22,406,928         15,861,641        6,823,433

Liabilities

Other liabilities                                            9,158                  6,455               2,704

Net assets available for
Plan benefits                                     $22,397,770        15,855,186          6,820,729


See accompanying notes to financial statements.










Harman International Industries, Incorporated
Retirement Savings Plan
Statement of Net Assets Available for Plan Benefits
June 30, 1996



                                                                        George
                                                                        Putnam            Putnam               New
                                                                        Fund of           Voyager        Opportunities
                       Assets                                       Boston              Fund                  Fund
Investments:
Guaranteed investment contracts                               -                       -                   -
Mutual funds                                                 3,846,337      11,830,731          3,324,378
Harman International Industries,
Incorporated common stock                                       -                      -                   -
Money market funds                                                   -                      -                   -
Pooled separate accounts                                            -                      -                    -
Participant loans                                                          -                      -                   -
                                                                      3,846,337      11,830,731          3,324,378

Contributions receivable                                  342,815           721,627             198,072

Total assets                                                   4,189,152      12,552,358          3,522,450

Liabilities

Other liabilities                                                    1,633              5,024                  1,412

Net assets available for
Plan benefits                                                 4,187,519      12,547,334          3,521,038


See accompanying notes to financial statements.




Harman International Industries, Incorporated
Retirement Savings Plan
Statement of Net Assets Available for Plan Benefits
June 30, 1996



                                                                    Participant
                                                                        Loan                 Aetna
                       Assets                                       Fund                  Fund               Total
Investments:
Guaranteed investment contracts                             -              755,930         22,264,593
Mutual funds                                                            -                       -            34,201,380
Harman International Industries,
Incorporated common stock                                     -                       -              6,368,068
Money market funds                                                -                        -                   52,238
Pooled separate accounts                                          -             605,378               605,378
Participant loans                                                72,071                     -                   72,071
                                                                          72,071        1,361,308           63,563,728

Contributions receivable                                           -                       -              3,225,613

Total assets                                                        72,071        1,361,308           66,789,341

Liabilities

Other liabilities                                                         -                        -             26,386

Net assets available for
Plan benefits                                                      72,071        1,361,308           66,762,955


See accompanying notes to financial statements.






Harman International Industries, Incorporated
Retirement Savings Plan
Statement of Net Assets Available for Plan Benefits
June 30, 1995



                                                                                                             The Putnam
                                                               Fixed               Fund for          Company
                                                              Income           Growth and          Stock
                       Assets                              Fund              and Income          Fund
Investments:
Guaranteed investment contracts       $21,358,372                    -                       -
Mutual funds                                                       -        10,822,746                    -
Harman International Industries,
Incorporated common stock                                -                     -          5,857,570
Money market funds                              1,122,894                    -                        -
Pooled separate accounts                                     -                     -                    -
Participant loans                                                  -                      -                        -
                                                             22,481,266      10,822,746        5,857,570

Contributions receivable                           949,422           742,658          428,512

Total assets                                          23,430,688      11,565,404        6,286,082

Liabilities

Other liabilities                                          14,318                6,416              2,014

Net assets available for
Plan benefits                                      $23,416,370      11,558,988         6,284,068


See accompanying notes to financial statements.



Harman International Industries, Incorporated
Retirement Savings Plan
Statement of Net Assets Available for Plan Benefits
June 30, 1995



                                                                        George
                                                                        Putnam            Putnam        Participant
                                                                        Fund of           Voyager           Loan
                       Assets                                       Boston             Fund                Fund
Investments:
Guaranteed investment contracts                               -                       -                      -
Mutual funds                                                 2,202,120        6,426,719                     -
Harman International Industries,
Incorporated common stock                                       -                      -                       -
Money market funds                                                   -                      -                      -
Pooled separate accounts                                            -                      -                       -
Participant loans                                                         -                      -              153,539
                                                                       2,202,120       6,426,719            153,539

Contributions receivable                                   388,542          748,516                     -

Total assets                                                     2,590,662       7,175,235           153,539

Liabilities

Other liabilities                                                     1,412              3,907                      -

Net assets available for
Plan benefits                                                   2,589,250       7,171,328           153,539


See accompanying notes to financial statements.




Harman International Industries, Incorporated
Retirement Savings Plan
Statement of Net Assets Available for Plan Benefits
June 30, 1995





                                                                              Aetna
                       Assets                                             Fund                 Total
Investments:
Guaranteed investment contracts                         539,076          21,897,448
Mutual funds                                                                  -           19,451,585
Harman International Industries,
Incorporated common stock                                           -             5,857,570
Money market funds                                                      -             1,122,894
Pooled separate accounts                                     400,543               400,543
Participant loans                                                             -                153,539
                                                                             939,619          48,883,579

Contributions receivable                                                -             3,257,650

Total assets                                                          939,619          52,141,229

Liabilities

Other liabilities                                                              -                  28,067

Net assets available for
Plan benefits                                                        939,619         52,113,162


See accompanying notes to financial statements.





Harman International Industries, Incorporated
Retirement Savings Plan
Statement of Changes in Net Assets Available for Plan Benefits
Year ended June 30, 1996


                                                                                The Putnam
                                                            Fixed              Fund for            Company
                                                           Income         Growth and             Stock
                                                             Fund               Income                Fund
Employer contributions, net           $1,155,799            999,796             667,097
Employee contributions                   1,122,407         1,252,115              734,615
Fund transfers, net                          (1,827,314)             82,910         (2,409,595)
Transfer from related plans                           -                        -                          -
Other additions, net                                 5,788              14,021                 9,584
                                                            456,680          2,348,842           (998,299)

Investment income:
Interest and dividends                      1,311,957             894,051             287,109
Net appreciation                                           -            2,030,216          1,732,126

Net investment income                    1,311,957          2,924,267          2,019,235

Benefits                                            2,739,006           950,660               463,553
Administrative expenses                       48,231              26,251                20,722
                                                         2,787,237            976,911              484,275

Net increase (decrease)                  (1,018,600)        4,296,198              536,661



Net assets at beginning of year      23,416,370       11,558,988           6,284,068

Net assets at end of year              $22,397,770       15,855,186           6,820,729


See accompanying notes to financial statements.





Harman International Industries, Incorporated
Retirement Savings Plan
Statement of Changes in Net Assets Available for Plan Benefits
Year ended June 30, 1996



                                                             George
                                                             Putnam            Putnam               New
                                                             Fund of           Voyager       Opportunities
                                                             Boston              Fund                 Fund
Employer contributions, net                531,832         1,103,563              225,185
Employee contributions                       602,683         1,339,449             296,360
Fund transfers, net                               169,609         1,073,179           2,911,211
Transfer from related plans                           -                         -                         -
Other additions, net                                 7,972              15,297                     543
                                                          1,312,096         3,531,488           3,433,299

Investment income:
Interest and dividends                         240,668             542,462                         -
Net appreciation                                  286,309          2,058,463              119,137

Net investment income                        526,977          2,600,925              119,137

Benefits                                               233,859             736,480                 29,271
Administrative expenses                         6,945               19,927                   2,127
                                                            240,804             756,407                 31,398

Net increase (decrease)                    1,598,269          5,376,006            3,521,038



Net assets at beginning of year        2,589,250          7,171,328                         -

Net assets at end of year                  4,187,519        12,547,334            3,521,038


See accompanying notes to financial statements.





Harman International Industries, Incorporated
Retirement Savings Plan
Statement of Changes in Net Assets Available for Plan Benefits
Year ended June 30, 1996




                                                        Participant
                                                            Loan                     Aetna
                                                            Fund                      Fund                       Total
Employer contributions, net                         -                     4,588                4,687,860
Employee contributions                               -                      9,070                5,356,699
Fund transfers, net                                        -                            -                              -
Transfer from related plans                          -                  711,506                   711,506
Other additions, net                            (87,885)                         -                     (34,680)
                                                           (87,885)                725,164              10,721,385

Investment income:
Interest and dividends                           6,417                   22,610                 3,305,274
Net appreciation                                          -                    87,569                  6,313,820

Net investment income                         6,417                 110,179                  9,619,094

Benefits                                                       -                  413,654                  5,566,483
Administrative expenses                             -                           -                        124,203
                                                                    -                  413,654                  5,690,686

Net increase (decrease)                      (81,468)               421,689                14,649,793



Net assets at beginning of year          153,539         939,619           52,113,162

Net assets at end of year                      72,071        1,361,308            66,762,955


See accompanying notes to financial statements.






Harman International Industries, Incorporated
Retirement Savings Plan
Statement of Changes in Net Assets Available for Plan Benefits
Year ended June 30, 1995



                                                                                   The Putnam
                                                             Fixed               Fund for              Company
                                                            Income           Growth and              Stock
                                                             Fund              and Income               Fund
Employer contributions, net            $1,315,701            1,001,633               466,068
Employee contributions                    1,283,687            1,231,144               624,908
Fund transfers, net                              (853,950)             (209,990)            (748,420)
Transfers from related plans             2,927,893                          -                         -
Other additions, net                                 6,088                  12,224                   8,538
                                                          4,679,419            2,035,011               351,094

Investment income:
Interest and dividends                       1,258,404                570,199                23,102
Net appreciation                                             -              1,257,811            2,303,657

Net investment income                     1,258,404             1,828,010            2,326,759

Benefits                                             1,744,873                742,702               267,891
Administrative expenses                        60,854                  27,769                   6,826
                                                          1,805,727                770,471               274,717

Net increase                                      4,132,096              3,092,550           2,403,136



Net assets at beginning of year      19,284,274              8,466,438           3,880,932

Net assets at end of year               $23,416,370           11,558,988           6,284,068


See accompanying notes to financial statements.




Harman International Industries, Incorporated
Retirement Savings Plan
Statement of Changes in Net Assets Available for Plan Benefits
Year ended June 30, 1995



                                                                  George
                                                                  Putnam            Putnam          Participant
                                                                  Fund of           Voyager             Loan
                                                                  Boston               Fund                Fund
Employer contributions, net                    539,755          1,015,676                       -
Employee contributions                           610,030         1,222,689                        -
Fund transfers, net                                     62,410          1,749,950                       -
Transfers from related plans                              -                        -               135,257
Other additions, net                                     7,940               10,243                       -
                                                              1,220,135          3,998,558             135,257

Investment income:
Interest and dividends                               99,286             139,900                 4,968
Net appreciation                                      185,957             869,065                       -

Net investment income                           285,243          1,008,965                  4,968

Benefits                                                   107,662             246,623                       -
Administrative expenses                             5,262               12,940                       -
                                                                112,924             259,563                       -

Net increase                                         1,392,454           4,747,960             140,225



Net assets at beginning of year            1,196,796          2,423,368               13,314

Net assets at end of year                      2,589,250          7,171,328              153,539


See accompanying notes to financial statements.




Harman International Industries, Incorporated
Retirement Savings Plan
Statement of Changes in Net Assets Available for Plan Benefits
Year ended June 30, 1995





                                                                           Aetna
                                                                            Fund                    Total
Employer contributions, net                                      -                 4,338,833
Employee contributions                                             -                 4,972,458
Fund transfers, net                                                     -                               -
Transfers from related plans                         1,017,831                4,080,981
Other additions, net                                                   -                       45,033
                                                                      1,017,831              13,437,305

Investment income:
Interest and dividends                                        16,959               2,112,818
Net appreciation                                                45,268                4,661,758

Net investment income                                     62,227                 6,774,576

Benefits                                                           140,439                 3,250,190
Administrative expenses                                           -                      113,651
                                                                        140,439                 3,363,841

Net increase                                                    939,619               16,848,040



Net assets at beginning of year                                 -                 35,265,122

Net assets at end of year                                 939,619               52,113,162


See accompanying notes to financial statements.




Harman International Industries, Incorporated
Retirement Savings Plan
Notes to Financial Statements
June  30, 1996 and 1995

(1) Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements of the Harman International Industries, Incorporated Retirement Savings Plan (the Plan) have been presented on an accrual basis and present the net assets available for Plan benefits and changes in those net assets.

Investments

Investments in guaranteed investment contracts (GIC) are reported at contract value as these contracts are fully benefit responsive. Contract value represents contributions plus interest at the contract rate, less funds used to pay withdrawals and administration expenses.

The Plan participates in mutual funds managed by Putnam Management
Company, Inc. on behalf of participating employee benefit plans. Each participating employee benefit plan is allocated its proportionate share of the net assets and the net investment income of the mutual funds. The investments in mutual funds are reported at fair value which are based on quotations obtained from national securities exchanges.

The Plan also participates in a stock fund to purchase shares of Harman International Industries, Incorporated (the Company) common stock. The fair value of the Company stock is determined based on quotations obtained from national securities exchanges.

The Plan also holds investments in guaranteed investment contracts and pooled separate accounts managed by Aetna Life Insurance and Annuity
Co. which arose from transfers from related plans. Participants may no longer direct that contributions be invested in the Aetna Funds. The assets have not been merged into the available investment funds of the Plan due to high surrender charges. The Plan anticipates withdrawals from these Aetna Funds when the penalty period expires.

The assets of the participant loan fund represent loans to certain participants (note 2) and are carried at outstanding loan balance, which approximates market value.

Securities transactions are recorded on the trade-date basis.
Net appreciation or depreciation resulting from revaluation of investments to fair value is reflected in the statements of changes in net assets available for Plan benefits and includes investments bought, sold, as well as held during the year. Dividend income is recorded on the ex-dividend date. Investments are principally managed by the Plan's trustee, Putnam Fiduciary Trust Company.

There are 3,061 employees participating in the investments managed by Putnam Fiduciary Trust Company. There are 149 employees participating in the investments managed by Aetna Life Insurance and Annuity Co.

Administrative Expenses

Administrative expenses of the Plan are principally paid by the Plan.


                                           6

Harman International Industries, Incorporated
Retirement Savings Plan
Notes to Financial Statements, Continued


Use of Estimates

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from these estimates.

(2) Plan Description

The Plan agreement amends and restates five preexisting defined contribution and savings plan agreements for plans which were merged into the Plan and extends coverage to all eligible nonunion domestic employees of Harman International Industries, Incorporated. Effective July 1, 1995, the Plan also extends coverage to hourly collective bargaining unit employees of Harman Motive, Inc. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Plan is a defined contribution, savings and profit sharing plan sponsored by the Company. The Plan covers all eligible employees, as defined by the Plan, provided they have completed six months of consecutive service, have worked 500 hours and are at least 21 years of age. Plan participants should refer to the Plan agreement for more complete information.

Effective January 1, 1995, the AKG Acoustics, Inc. Salary Savings
Plan and the Studer Revox America, Inc. Employee Savings and Profit Sharing Plan Trust were merged into the Plan and the net assets of the related plans were transferred to the Plan.

Contributions

Participants in the Plan may contribute on a tax-deferred basis from 1% to 12% of their compensation, as defined by the Plan.
Participants may change their deferral percentage as of the first payroll period following the quarterly valuation date. The
Company has made annual basic contributions equal to 2% of the compensation paid to all eligible participants active at the end of the Plan year and a matching contribution equal to 50% of the eligible participant's tax-deferred contribution percentage for each payroll period up to a maximum election of 6% per payroll period. In addition, the Company may make profit sharing contributions to the Plan, in an amount which the Company's Board of Directors, acting in its sole discretion, determines to be a proper contribution. Company profit sharing contributions are limited to 15% of the participants' compensation, less the participants' tax-deferred contributions, the Company basic contribution and the Company matching contribution. Total Company and participant contributions may not exceed 15% of total participants' taxable compensation. Total annual additions to a participant's account, exclusive of adjustments to the fair market value of the participants' fund account, may not exceed the lesser of $30,000 or 25% of the participant's taxable compensation.

Vesting

Participants are 100% vested in their salary deferral, employer's basic contribution and rollover contribution accounts, and become vested in profit sharing and matching contributions at the rate of 25% per year after the completion of three years of service, or 100% after reaching age 65, death or disability.


                                           7

Harman International Industries, Incorporated
Retirement Savings Plan
Notes to Financial Statements, Continued


Participant Account Balances

Separate accounts are maintained for each participant's salary deferral, rollover, employer profit sharing, basic and matching contribution balances. Earnings of the Plan are allocated to the participant account balances by investment fund on a daily basis according to the number of shares in the participant account balances. Participants elect to invest their contributions in one of the following six funds: Fixed Income Fund, the Putnam Fund for Growth and
Income, Company Stock Fund, the George Putnam Fund of Boston, the
New Opportunities Fund or the Putnam Voyager Fund. Company profit sharing and basic contributions are allocated based on participant compensation. Company matching contributions are allocated based upon each participant's tax-deferred contribution percentage.

Participant Loans

The Plan does not allow for any participant loans. The loans discussed in note 1 arose from the mergers of related plans and no further loans will be granted after their repayment is completed.

Benefits

Upon separation from service, retirement at age 65, disability retirement or death, participants or their beneficiaries are entitled to receive their vested balances in a lump sum distribution. However, participants from prior merged plans, whose plans allowed distributions of plan benefits to be made in optional forms, may elect optional forms of payment of the benefit balances that existed prior to the merger. Contributions made subsequent to the merger may only be distributed in a lump sum payment.

Forfeitures

Any amount forfeited by any employee terminating from the Plan before he/she is fully vested remains in the Plan until the end of the Plan quarter. Amounts forfeited by Plan participants are applied to reduce the employer contributions. Forfeitures were $225,819 and $282,272 for the years ended June 30, 1996 and 1995, respectively.

(3) Investments

Investments in any single entity which represent 5% or more of the fair value of net assets available for benefits at June 30, 1996 and 1995 are as follows:



Description                                                                       Cost                   Fair value
1996:
The Putnam Fund for Growth and Income               $12,617,831            15,199,934
Putnam Voyager Fund                                                  9,407,500            11,830,731
George Putnam Fund of Boston                                   3,466,447               3,846,337
Putnam Stable Value Fund, in contracts
with various companies, maturity dates
ranging from March 28, 1996, through
May 1, 2001 and interest rates ranging
from 4.4% to 8.4%                                                     20,507,901            20,507,901
Harman International Industries,
Incorporated common stock                                        3,634,556               6,368,068

                                           8

Harman International Industries, Incorporated
Retirement Savings Plan
Notes to Financial Statements, Continued

Description                                                                      Cost                   Fair value
1995:
The Putnam Fund for Growth and Income                $9,894,320             10,822,746
Putnam Voyager Fund                                                 5,721,964               6,426,719
Putnam Stable Value Fund, in contracts
with various companies, maturity dates
ranging from March 28, 1996 through
March 1, 2000 and interest rates ranging
from 4.4% to 8.4%                                                     18,853,551             18,853,551
Harman International Industries,
Incorporated common stock                                         3,249,694               5,857,570

(4) Federal Income Taxes

In August 1996, the Internal Revenue Service issued a determination letter stating that the Plan constitutes a qualified Plan under Sections 401(a) and 401(k) of the Internal Revenue Code and that the Trust is exempt from income tax under Section 501(a) of the Internal
Revenue Code.

(5) Plan Termination

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan subject to the provision of the Employee Retirement Income Security Act of 1974. Upon Plan termination, all participant accounts become 100% vested.

(6) Commitments and Reconciliation to Form 5500

Included in net assets available for Plan benefits in the accompanying financial statements is $1,077,559 and $690,477 at June 30, 1996 and 1995, respectively, of amounts related to Plan participants and participants who have terminated their service with the Company and requested a lump sum distribution of their account balance. These amounts are shown as liabilities on the Form 5500, Annual
Return/Report of Employee Benefit Plans, which is filed with the Internal Revenue Service.

 (7) Acquisitions

In September 1993, the Company acquired a 76% interest in AKG.
AKG domestic employees became eligible to participate in the Plan upon acquisition of the majority interest by the Company. The
Company subsequently acquired the remaining 24% of AKG in July
1994.  Effective January 1994, the Company acquired Studer Revox
AG. Effective July 1, 1994, the Studer Revox AG domestic employees became eligible to participate in the Plan. The Company merged the plans of AKG and Studer Revox AG with the Plan in January 1995.

Effective September 1994, the Company acquired New Media Ware.
New Media Ware employees became eligible to participate in the plan effective April 1, 1995. In February 1995, Becker of North
America was acquired. Effective July 1, 1995, Becker employees were eligible to participate in the Plan.


                                           9











































Harman International Industries, Incorporated
Retirement Savings Plan
Notes to Financial Statements, Continued



In August 1995, the Company exercised its option to purchase the remaining 80% of Madrigal, increasing its ownership to 100%.
Effective January 1, 1996, Madrigal employees became eligible to participate in the Plan. The Company merged the related Madrigal plan assets with the Plan on December 31, 1995.









































                                           10

Schedule 1

Harman International Industries, Incorporated
Retirement Savings Plan
Line 27a - Schedule of Investments Held at End of Plan Year
June 30, 1996


                                               Description of investment,
Identity of issuer,                   including maturity date, rate of                             Current
borrower or similar party       interest, par or maturity value              Cost            value
Putnam Fiduciary                 $1,000,762 in contract with
Trust Company                       Metropolitan Life Insurance Co.
GIC Fund                                and Unum Life Insurance Co. (2)
                                                maturing on December 31, 1998
                                                and December 31, 1997 and
                                                December 31, 1998 with interest
                                                of 6.2% , 8.0% and 6.5%,
                                                respectively                                   $1,000,762    1,000,762

* Putnam Stable Value         $20,507,901 in contracts with
Fund                                        various companies, maturity
                                                dates ranging from March 28,
                                                1996 through May 1, 2001 and
                                                interest rates ranging from 4.4%
                                                to 8.4%                                          20,507,901  20,507,901
* George Putnam
Fund of Boston                     238,311 units at $16.14 per unit       3,466,447     3,846,337
* Putnam Voyager
Fund                                      693,885 units at $17.05 per unit       9,407,500   11,830,731
* The Putnam Fund for
Growth and Income              870,557 units at $17.46 per unit     12,617,831   15,199,934
*Harman International
Industries, Incorporated
common stock                       129,301 shares at $49.25 per share  3,634,556     6,368,068
* Putnam Money Market
Fund                                      52,238 units at $1.00 per unit                52,238          52,238
* New Opportunities
Fund                                      77,329 units at $42.99 per unit         3,208,499     3,324,378
* Participant loans                 Interest rates ranging
                                               from 2.3% to 11%  (34)                               -            72,071
Aetna Fixed Account            Guaranteed investment contract          357,272         357,272
Aetna Variable Fund             1,914 units at $123.43 per unit           164,723          236,249
Aetna Variable Encore
Fund                                      1,788 units at $36.78 per unit               61,582            65,758
Aetna Income Shares            5 units at $46.60 per unit                           203                 233
Aetna Portfolio
Securities                              211 units at $13.25 per unit                     2,145              2,795
Aetna Investment
Advisers Fund                       2 units at $18.50 per unit                             28                   37

Schedule 1-2

Harman International Industries, Incorporated
Retirement Savings Plan
Line 27a - Schedule of Investments Held at End of Plan Year
June 30, 1996

                                                Description of investment,
Identity of issuer,                   including maturity date, rate of                             Current
borrower or similar party       interest, par or maturity value              Cost            value
Aetna Variable Fund            9,996 units at $14.30 per unit             130,157          142,934
Aetna Variable Encore
Fund                                     1,476 units at $11.02 per unit               15,955            16,265
Aetna Income Shares           5,774 units at $10.96 per unit               64,313             63,292
Aetna Investment
Advisers Fund                      3,391 units at $13.30 per unit               42,773             45,099
Aetna Guaranteed
Accumulated
Account-ST                          Guaranteed investment contract           10,904             10,904
Aetna Guaranteed
Accumulated
Account-LT                          Guaranteed investment contract                359                  359
Aetna Fixed Account            33,048 units at $11.72 per unit          376,772           387,394
Scudder International
Portfolio                                64 units at $12.27 per unit                        723                  785
TCI Growth                           524 units at $13.26 per unit                   6,905               6,949
Alger American Small
CAP Portfolio                        581 units at $17.27 per unit                   9,363             10,031
Fidelity VIP Growth              993 units at $15.06 per unit                 13,598             14,952

                                                                                          $55,153,509        63,563,728

* Party-in-interest investment.

See accompanying independent auditors' report.

Schedule 2
Harman International Industries, Incorporated
Retirement Savings Plan
Line 27d - Schedule of Reportable Transactions
Year ended June 30, 1996



                                                            Description of       Purchase            Selling
Description of asset                             transactions            price                  price
* The Putnam Fund for Growth
Income                                                Purchases            $5,072,695                     -
                                                            Sales                                   -           2,349,185

* Putnam Voyager Fund                     Purchases              5,869,233                      -
                                                            Sales                                   -           2,183,698

* Putnam GIC Funds                          Purchases            12,377,148                         -
                                                            Sales                                   -         13,297,514

* Investment in Company Stock        Purchases              4,386,733                      -
                                                            Sales                                   -           4,001,870

* New Opportunities Fund                 Purchases              3,260,944                         -
                                                            Sales                                   -                52,445

* Party-in-Interest investment.


See accompanying independent auditors' report.

Schedule 2
Harman International Industries, Incorporated
Retirement Savings Plan
Line 27d - Schedule of Reportable Transactions
Year ended June 30, 1996

                                                                                                               Current
                                                                                                               value of
                                                                                                               asset on
                                                           Description of        Cost of        transaction
Description of asset                            transactions             asset               date
* The Putnam Fund for Growth
Income                                               Purchases             5,072,695       5,072,695
                                                           Sales                     1,972,646       2,349,185

* Putnam Voyager Fund                    Purchases             5,869,233       5,869,233
                                                           Sales                     1,843,712       2,183,698

* Putnam GIC Funds                          Purchases           12,377,148     12,377,148
                                                            Sales                  13,297,514     13,297,514

* Investment in Company Stock        Purchases             4,386,733       4,386,733
                                                            Sales                    2,395,380       4,001,870

* New Opportunities Fund                 Purchases             3,260,944       3,260,944
                                                            Sales                         49,188            52,445

* Party-in-Interest investment.


See accompanying independent auditors' report.

Schedule 2
Harman International Industries, Incorporated
Retirement Savings Plan
Line 27d - Schedule of Reportable Transactions
Year ended June 30, 1996




                                                           Description of
Description of asset                            transactions                    Net gain
* The Putnam Fund for Growth
Income                                               Purchases                                  -
                                                            Sales                              376,539

* Putnam Voyager Fund                    Purchases                                  -
                                                            Sales                              339,986

* Putnam GIC Funds                          Purchases                                 -
                                                            Sales                                        -

* Investment in Company Stock        Purchases                                 -
                                                            Sales                           1,606,490

* New Opportunities Fund                 Purchases                                 -
                                                            Sales                                  3,257

* Party-in-Interest investment.


See accompanying independent auditors' report.

Schedule 3
Harman International Industries, Incorporated
Retirement Savings Plan
Line 27b - Schedule of Loans in Default
Year ended June 30, 1996


                                                 Original              Amount received during
                                               amount  of                    reporting year
Identity of Obligor                      loan                  Principal            Interest
Gary Weisberg                          $2,200                            -                       -



Joseph Merren                            2,100                             -                        -



Darien Huey                               2,000                             -                        -



Brooks Finley                             3,300                         132                      35



Participant loans                       $9,600                         132                      35



* Loans are collateralized by participant balances. As borrowers have all terminated employment, amounts will be deemed distributed if they are not repaid.

See accompanying independent auditors' report.

Schedule 3
Harman International Industries, Incorporated
Retirement Savings Plan
Line 27b - Schedule of Loans in Default
Year ended June 30, 1996


                                                                      Date of
                                           Unpaid               issuance
                                         balance at             maturity                     Amount overdue
Identity of Obligor          end of year          interest rate             Principal         Interest
Gary Weisberg                       1,556            February 1993            1,556                 191
                                                                    January 1998
                                                                    7%

Joseph Merren                        1,186            December 1993          1,186                   70
                                                                    January 1997
                                                                    7%

Darien Huey                           1,104            February 1994            1,104                   64
                                                                    January 1997
                                                                    7%

Brooks Finley                         2,273           December 1993           2,273                   66
                                                                    December 1998
                                                                    7%

Participant loans                     6,119                                               6,119                  391

* Loans are collateralized by participant balances. As borrowers have all terminated employment, amounts will be deemed distributed if they are not repaid.

See accompanying independent auditors' report.